Exhibit 99.1

Rio Tinto plc
Ratio of Earnings to Fixed Charges		1998			1999			2000			2001			2002
US$ millions
	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP

Net profit	388	56	444	970	(301)	669	1,064	(244)	820	491	127	618	195	(401)	(206)
Amounts attributable to outside shareholders	108	—	108	113	—	113	101	—	101	114	(2)	112	78	(6)	72
Taxation	426	40	466	404	(94)	310	542	(97)	445	378	6	384	442	52	494
Less: Amounts attributable to outside shareholders in relation to non-wholly owned subsidiaries with no fixed charges	(19)	—	(19)	(25)	—	(25)	(17)	—	(17)	(15)	—	(15)	(25)	—	(25)
Joint venture and Associated companies profit before tax	(708)	(152)	(860)	(869)	125	(744)	(950)	158	(792)	(914)	283	(631)	(816)	(154)	(970)
Dividends from Joint ventures and Associates	524	—	524	654	—	654	461	—	461	495	—	495	576	—	576
Fixed charges	290	—	290	228	—	228	164	—	164	138	—	138	119	—	119
Amortisation of capitalised interest	4	—	4	8	—	8	8	—	8	8	—	8	9	—	9
Capitalised interest	(36)	—	(36)	(21)	—	(21)	(9)	—	(9)	(9)	—	(9)	(24)	—	(24)
Earnings	977	(56)	921	1,462	(270)	1,192	1,364	(183)	1,181	686	414	1,100	554	(509)	45

Interest element of rental charges	3	—	3	4	—	4	4	—	4	5	—	5	3	—	3
Interest on borrowings	287	—	287	224	—	224	160	—	160	133	—	133	116	—	116
Fixed charges	290	—	290	228	—	228	164	—	164	138	—	138	119	—	119

Ratio of Earnings to Fixed Charges	3.4		3.2	6.4		5.2	8.3		7.2	5.0		8.0	4.7		0.4

Rio Tinto Limited
Ratio of Earnings to Fixed Charges		1998			1999			2000			2001			2002
US$ millions
	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP

Net profit	612	11	623	606	(44)	562	771	(157)	614	942	(271)	671	736	531	1,267
Amounts attributable to outside shareholders	76	—	76	88	(2)	86	82	(5)	77	72	(14)	58	(126)	165	39
Taxation	352	5	357	253	(4)	249	452	(132)	320	522	(134)	388	423	125	548
Less: Amounts attributable to outside shareholders in relation to non-wholly owned subsidiaries with no fixed charges	(30)	—	(30)	(19)	3	(16)	(55)	—	(55)	(1)	—	(1)	(12)	—	(12)
Joint venture and Associated companies profit before tax	(173)	—	(173)	(142)	—	(142)	(154)	—	(154)	(300)	—	(300)	(309)	—	(309)
Dividends from Joint ventures and Associates	154	—	154	95	—	95	118	—	118	259	—	259	287	—	287
Fixed charges	62	—	62	82	—	82	156	—	156	229	—	229	147	—	147
Amortisation of capitalised interest	1	—	1	1	—	1	1	—	1	2	—	2	2	—	2
Capitalised interest	(9)	—	(9)	(3)	—	(3)	(2)	—	(2)	(12)	—	(12)	(8)	—	(8)
Earnings	1,045	16	1,061	961	(47)	914	1,369	(294)	1,075	1,713	(419)	1,294	1,140	821	1,961

Interest element of rental charges	6	—	6	7	—	7	7	—	7	10	—	10	12	—	12
Interest on borrowings	56	—	56	75	—	75	149	—	149	219	—	219	135	—	135
Fixed charges	62	—	62	82	—	82	156	—	156	229	—	229	147	—	147

Ratio of Earnings to Fixed Charges	16.9		17.1	11.7		11.2	8.8		6.9	7.5		5.7	7.8		13.3

Rio Tinto Group
Ratio of Earnings to Fixed Charges		1998			1999			2000			2001			2002
US$ millions
	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP	UK GAAP	Adjustment	US GAAP

Net profit	700	61	761	1,282	(324)	958	1,507	(333)	1,174	1,079	(41)	1,038	651	(70)	581
Amounts attributable to outside shareholders	184	—	184	201	—	201	183	(5)	178	186	(16)	170	(48)	159	111
Taxation	624	43	667	548	(97)	451	819	(176)	643	718	(86)	632	708	127	835
Less: Amounts attributable to outside shareholders in relation to non-wholly owned subsidiaries with no fixed charges	(49)	—	(49)	(44)	3	(41)	(72)	—	(72)	(16)	—	(16)	(37)	—	(37)
Joint venture and Associated companies profit before tax	(427)	(144)	(571)	(608)	106	(502)	(601)	32	(569)	(678)	138	(540)	(693)	96	(597)
Dividends from Joint ventures and Associates	520	—	520	591	—	591	456	—	456	644	—	644	605	—	605
Fixed charges	352	—	352	310	—	310	320	—	320	367	—	367	248	—	248
Amortisation of capitalised interest	5	—	5	9	—	9	9	—	9	10	—	10	11	—	11
Capitalised interest	(45)	—	(45)	(24)	—	(24)	(11)	—	(11)	(21)	—	(21)	(32)	—	(32)
Earnings	1,864	(40)	1,824	2,265	(312)	1,953	2,610	(482)	2,128	2,289	(5)	2,284	1,413	312	1,725

Interest element of rental charges	9	—	9	11	—	11	11	—	11	15	—	15	15	—	15
Interest on borrowings	343	—	343	299	—	299	309	—	309	352	—	352	233	—	233
Fixed charges	352	—	352	310	—	310	320	—	320	367	—	367	248	—	248

Ratio of Earnings to Fixed Charges	5.3		5.2	7.3		6.3	8.2		6.6	6.2		6.2	5.7		7.0